

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

December 20, 2006

Mr. Tony Giardini
Chief Financial Officer
Ivanhoe Mines Ltd.
Suite 654, 999 Canada Place
Vancouver, British Columbia, Canada V6C 3E1

> **Re:** **Ivanhoe Mines Ltd.**
> **Form 40-F for Fiscal Year Ended December 31, 2005**
> **Filed April 5, 2006**
> **Response Letters Dated October 18, 2006 and November 29, 2006**
> **File No. 001-32403**

Dear Mr. Giardini:

We have reviewed your filing and response letters and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 40-F for the Fiscal Year Ended December 31, 2005

General

1. We have reviewed your responses in letters dated October 18, 2006 and November 29, 2006, including your request to make revisions in future filings. At this time we believe an amendment to the Form 40-F will be necessary; therefore, please revise this document to address all of our comments, including comments in which you responded that you would comply in future filings. You may submit for our review your proposed revisions prior to amending.

Exhibit 2 – Financial Statements

Note 2 – Significant Accounting Policies, page 60

Note 2(g) – Exploration and development, page 62

2.   We note your response to prior comment 2 in our letter dated September 28, 2006 in which you explain that you expense all exploration costs and follow Industry Guide 7 prior to capitalizing mining costs.

We also note your response in a letter dated November 29, 2006 to our verbal inquiry on November 7, 2006 seeking clarification on your reasons for capitalizing costs associated with the construction of your exploration shaft, which appears inconsistent with your statement that you expense all exploration costs.

Please expand your disclosure to discuss in further detail the nature of the costs capitalized and your reasons supporting recoverability of such costs. We do not object to your cost capitalization as long as your disclosure demonstrates that your costs are recoverable through salvage value or value beyond proven and probable reserves pursuant to guidance in EITF 04-3.

Note 4 – Investment in Joint Venture, page 72

3.   We note your response to prior comment 4 in our letter dated September 28, 2006 in which you explain that you disclosed in a Form 6-K that you fully accrued for the potential commercial tax liability. Since you will be amending your Form 40-F for other matters, please expand your disclosure to indicate that you fully accrued for the potential tax loss.

Engineering Comments

Description of the Business, page 24

General

4.   We note your response to prior comment 9, concerning the requirement to file consents from engineers identified as having prepared reserve information disclosed in your filing, indicating you believe you have satisfied the requirement by filing consents from the firms employing those individuals. We are unable to concur with your reasoning; the consent requirement in General Instruction D (9) of Form 40-F correlates with the disclosure.

If you are unable to obtain consents from the individuals identified, you should remove their names from the filing and include an explanatory paragraph at the forepart of the amendment detailing the reasons for the revisions.

Financial Statements

General

5.   We note that although you state that your financial statements were prepared in accordance with U.S. GAAP, you report mineral reserves and resources based on the definitions set forth in Canadian NI 43-101, rather than U.S. Industry Guide 7. Given that various accounting practices under U.S. GAAP must be based on reserve quantities determined in accordance with Industry Guide 7, you will need to disclose reserves based on this guidance or include disclosure clarifying there are none. Please understand that documentation underlying mineral reserves determined in accordance with Industry Guide 7 generally includes the following:

•   A "final" or "bankable" feasibility study.

•   Utilization of the historic three year average price for the commodity that you expect to mine in determining economic viability.

•   Primary environmental analysis has been submitted to governmental authorities.

Based on the information you provided during this review, we do not see support for reserve characterization for U. S. reporting purposes. If you are able to report reserve estimates according to the Industry Guide 7 definitions in the future, provide a comparative table and reconciliation, with a narrative explaining any differences between the estimates using the SEC definitions and the National Instrument 43-101 definitions. Please revise and amend your filing accordingly. It should be clear you are unable to report reserves under Industry Guide 7.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Lily Dang at (202) 551-3867 or Jenifer Gallagher at (202) 551-3706 if you have questions regarding comments on the financial statements and related matters. You may contact George K. Schuler, Mining Engineer at (202) 551-3718 with questions about engineering comments. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief